September 3, 2010

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Turkcell Iletisim Hizmetleri A.S.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed April 27, 2010
File No. 1-15092

Dear Mr. Spirgel:

This letter has been prepared by Turkcell Iletisim Hizmetleri A.S. (the “Company”) in response to the Comment Letter, dated August 11, 2010 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to the undersigned Mr. Serkan Okandan, the Company’s Chief Financial Officer.

Set forth below is the Company’s response to the Comment Letter.  The numbered paragraph and headings correspond to the Comment Letter, the text of which is copied below in italics for your reference.

General

1.
We note the disclosure on page 10 that you may consider opportunities in countries including Iran and Syria.  We also note from your website that you continue to provide international calling services to, and have roaming arrangements with, Cuba, Iran, Sudan, and Syria.  As you know, Cuba, Iran, Sudan, and Syria are countries that are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries or other direct or indirect arrangements, since your response letter to us dated October 16, 2008.  In this regard, we note the reference in that letter to your possible acquisition of a controlling interest in Syriatel.  Your response should describe any products, equipment, components, technology, or services that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments, since your October 16, 2008 letter.

Response:

As is customary in the Company’s business, it has entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan and Syria.  All of these arrangements have been entered into in the ordinary course of our business and have been entered into on arms length terms that we believe to be in line with industry standards.  None of the entities that we have arrangements with is to our knowledge part of, or controlled by, the government of the country in which it is based, except in Cuba.

Other than the roaming arrangements described above, neither the Company nor any of its subsidiaries has provided any products, equipment, components, technology, or services into Cuba, Iran, Sudan, and Syria, and neither the Company nor any of its subsidiaries is party to any agreement, commercial arrangement or other contract with the governments of Cuba, Iran, Sudan and Syria or, to its knowledge, with an individual or entity controlled by, or affiliated with those governments.

We have no current plans to expand our level of activity in any of the given countries.  However, as part of our development strategy, we remain open to the possibility of making investments in our region.  In the past we have actively considered opportunities in Iran and Syria and would be amenable to pursuing new opportunities if they were to present themselves.  If Turkcell does subsequently agree to acquire an interest in any of the given countries, we will make appropriate disclosure of related agreements, commercial arrangements and other contracts.

With respect to Syriatel specifically, we have not since the October 16, 2008 letter entered into any agreement to acquire an interest in Syriatel.  We reiterate our commitment that if Turkcell does subsequently agree to acquire an interest in Syriatel, we will make appropriate disclosure of related agreements, commercial arrangement and other contracts, if any, with the government of Syria and any individuals or entities known to us to be affiliated with that government.  We will also make appropriate disclosure of the extent to which, if at all, the Syrian government or individuals or entities known to us to be controlled by or affiliated with such government have received cash or acted as intermediaries in connection with such acquisition.

2.
Please discuss the materiality of any contacts with the referenced countries you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business associated with Cuba, Iran, Sudan, and Syria.

Response:

Turkcell had roaming agreements with 662 operators in 208 countries as of August 31, 2010. In order to meet our customers’ needs and increase their satisfaction level, we try to increase the number of roaming agreements that we have with many different countries around the world.

In financial terms, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan and Syria are material.  By way of example, in 2009, Turkcell Turkey recorded total revenues of US$5.2 billion.  Under the roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than US$4.9 million and our net expense for our subscribers roaming on the networks of the operators in the listed countries was less than US$1.8 million.

We do not believe that the fact that we maintain such arrangements with operators in these countries constitutes a material investment risk for our security holders.  We base this belief on the fact that such arrangements are not, as indicated above, material to us in financial terms and, as also indicated above, our arrangements in these countries have been entered into on arms length terms that we believe to be in line with industry standards.  Furthermore, we note that we are not in a business that has been the subject of industry-specific sanctions in any of the given countries and U.S. regulations permit telecommunications activities by U.S. persons in several of such countries.

While we cannot predict investor sentiment with respect to our contacts in such countries, we believe such sentiment does not likely constitute a material investment risk for our security holders.  We base this belief on a number of considerations.  The fact that we maintain such contacts is consistent with the conduct of the vast majority of other international (non-US) companies in the telecommunications industry and thus, we believe, should be expected by our current and future investors.  Furthermore, given such industry practice, with respect to Iran and Syria in particular, we believe that investors should not find it unusual for us to enter into roaming arrangements with operators in neighboring countries with which Turkey has longstanding relations.  We also note that we have in the past disclosed our general interest in pursuing opportunities in Iran and Syria, and have disclosed details regarding specific opportunities that we have actively pursued, and have not noted any material opposition from investors based on the countries or entities involved.

Operating Results, page 82

3.
We note that the Information Technology and Communication Authority has decreased the rates and maximum price levels for telecommunications services in the Turkish market.  You provide a detailed discussion of the rate and price level changes in the Tariffs section of “Regulation of the Turkish Telecommunications Industry” but you do not discuss any of these rate changes in Operation Results.  If any of these rate or price level reductions may impact your revenues or profits or may materially impact your ongoing operating results, your discussion in Operating Results in your next Form 20-F should address those changes.  Also, you should add a discussion of these rate decreases in Item 5D.  Trend Information.

Response:

The Company respectfully notes the Staff’s comment and undertakes to include the requested disclosure in our Form 20-F for Fiscal Year Ended December 31, 2010.

Liquidity and Capital Resources, page 99

4.
We note the three year decline in your net cash provided by operating activities.  Although you have discussed the reasons for such a decline and indicated that your cash position is expected to remain “strong,” you indicate on page 99 that your cash flow from operations is susceptible to the costs associated with new technologies, such as 3G.  Since your 3G network was recently launched in July 2009 and its development is integral to your future plans, it would appear that the costs associated with the roll out of this technology across your entire network should be considered in the evaluation of your future cash flow position.  In your next 20-F, please revise to include new technologies in your forward-looking statements regarding your cash flow from operations.

Response:

The Company respectfully notes the Staff’s comment and undertakes to include the requested disclosure in our Form 20-F for Fiscal Year Ended December 31, 2010.

Corporate Governance, page 141

5.
We note that you disclose that the Capital Markets Board of Turkey requires that at least one third of your board members (and in any case at least two members) be independent.  However, you currently have only one independent board member.  In your next 20-F, please explain whether the company is in compliance with the corporate governance principles of the Capital Markets Board of Turkey and, to the extent you are not in compliance, any potential impact on your listing on the NYSE.

Response:

The Company respectfully notes the Staff’s comment and undertakes to include the requested disclosure in our Form 20-F for Fiscal Year Ended December 31, 2010.

6.
We note your disclosure that you are challenging the Capital Markets Board of Turkey’s finding that Alexey Khudyakov’s status as an “observer member” of your audit committee does not satisfy certain requirements under its articles for “Committees Responsible for Auditing”.  In your next 20-F, please disclose what remedial action the NYSE might require if you lose your appeal and the NYSE finds that the company is not in compliance with Turkish regulations.

Response:

The Company respectfully notes the Staff’s comment and undertakes to include the requested disclosure in our Form 20-F for Fiscal Year Ended December 31, 2010.

*           *           *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.  Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +90 212-313-1201.

Very truly yours,

/s/ Serkan Okandan

Serkan Okandan
Chief Financial Officer, Turkcell Iletisim Hizmetleri A.S.

cc:	Kyle Moffat
Accountant Branch Chief, Securities and Exchange Commission

Dean Suehiro
Senior Staff Accountant, Securities and Exchange Commission

Brandon Hill
Attorney - Advisor, Securities and Exchange Commission

Sami Toutounji
Shearman & Sterling LLP

Colin J. Williams
Chairman of the Board and Chairman of the Audit Committee, Turkcell Iletisim Hizmetleri A.S.

Sureyya Ciliv
Chief Executive Officer, Turkcell Iletisim Hizmetleri A.S.